BrewDog USA Inc.
96 Gender Rd
Canal Winchester, OH 43110

October 22, 2019

Ruairi Regan

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Financial Services

Washington DC 20549

Re:BREWDOG USA INC.

File No. 024-11017

Dear Mr. Regan:

BrewDog USA, Inc. hereby withdraws its request to qualify dated October 18, 2019 based upon a resubmission today of its Form 1-A and Offering Circular to include interim financials.

Respectfully Submitted,

/Kendall Almerico/

Kendall Almerico

Legal Counsel

BrewDog USA Inc.